

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

November 1, 2017

<u>Via E-mail</u>
Charles M. Stoehr
Chief Financial Officer
VOXX International Corporation
2351 J Lawson Boulevard
Orlando, Florida 32824

> **Re: VOXX International Corporation**
> **Form 10-K for the Fiscal Year Ended February 28, 2017**
> **Filed May 15, 2017**
> **File No. 001-09532**

Dear Mr. Stoehr:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended February 28, 2017</u>

<u>General</u>

1.   On page 9, you list the automobile manufacturers to which you sell products. We are aware of publicly available information indicating that some of the automobile manufacturers you have identified sell vehicles in Sudan and/or Syria, countries which are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and/or export controls. You do not include disclosure about any contacts with Sudan or Syria. Please describe to us the nature and extent of any past, current and anticipated contacts with Sudan and Syria, whether through subsidiaries, joint ventures, customers or other direct or indirect arrangements. You should describe any products, technology and services you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Sudan and Syria or entities they control.

2.   Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 35

3.   We note from page 89 that as of February 28, 2017 your cumulative undistributed earnings of foreign subsidiaries that are considered indefinitely reinvested overseas were approximately $54.7 million, an increase of approximately $39.1 million from the prior year-end although fiscal 2017 income before income taxes from your foreign operations only amounted to $9.5 million. Please address the following:

- Describe the circumstances that led to the increase in your cumulative undistributed earnings of foreign subsidiaries during fiscal 2017 and tell us the factors you considered persuasive in concluding that the undistributed earnings of your foreign subsidiaries were indefinitely reinvested. Refer to ASC 740-30-25-17.

- Revise future filings to disclose the amount of cash and cash equivalents held by foreign subsidiaries and quantify any amounts that would not be available for use in the United States without incurring U.S. income taxes.

- Provide a discussion of any known trends, demands or uncertainties relating to your liquidity as a result of your policies of indefinitely reinvesting earnings outside the United States. Refer to Item 303(a)(1) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Eric Atallah at (202) 551-3663 or Lynn Dicker, Senior Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Caleb French at (202) 551-6947 or Russ Mancuso, Legal Branch Chief, at (202) 551-3617 with any other questions.

Sincerely,

/s/ Lynn Dicker for

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery